Ryan Hershberger

President and Assistant Treasurer

One American Road

Dearborn, MI 48126

(313) 248-1144

February 19, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Rolaine S. Bancroft, Shalini Shah and Benjamin Meeks

Telephone No. (202) 551-3313, (202) 551-5942 and (202) 551-7146

Re:	Ford Credit Floorplan Master Owner Trust A;
Ford Credit Floorplan Corporation and
Ford Credit Floorplan LLC (the "Co-Registrants")
Request for Acceleration of Amendment No. 2 to
Form SF-3 Shelf Registration Statement (the "Registration Statement")
Filed February 14, 2025; File No. 333-283567

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, the Co-Registrants request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on December 3, 2024 and amended on January 28, 2025 and February 14, 2025 (as amended, the "Amended Registration Statement"), such that the Amended Registration Statement becomes effective at 1:00 p.m. on Friday, February 21, 2025 or as soon thereafter as practicable.

The Co-Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Co-Registrants may not assert staff comments and the declaration of effectiveness of the Amended Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

Sincerely,

FORD CREDIT FLOORPLAN CORPORATION

By:	/s/ Ryan Hershberger
Name:	Ryan Hershberger
Title:	President and Assistant Treasurer

FORD CREDIT FLOORPLAN LLC

By:	/s/ Ryan Hershberger
Name:	Ryan Hershberger
Title:	President and Assistant Treasurer

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